UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number: 000-51625

CHINA LINEN TEXTILE INDUSTRY, LTD.

(Translation of registrant’s name into English)

Chengdong Street, Lanxi County, Heilongjiang Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Regulation FD Disclosure

On February 23, 2010, China Linen Textile Industry, Ltd. (the “Company”) held a virtual presentation through RedChip Companies, Inc., its investor relations firm. The presentation included 2010 guidance for the Company’s estimated revenue, gross profit, net income and fully diluted earnings per share in the amounts of $38.1 million, $12.7 million, $9.3 million and $0.46, respectively. The Company has reassessed the assumptions that underlie its fully diluted earnings per share guidance for 2010, and is withdrawing its projection of fully diluted earnings per share of $0.46 for 2010. The Company has determined that its estimated fully diluted earnings per share for 2010 is $0.39 per share. The presentation is attached as Exhibit 99.1.

The information in this Form 6-K and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall they be deemed incorporated by reference in any filing under the Securities Exchange Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Exhibits

99.1	Virtual Presentation, held February 23, 2010

99.2	Press Release, dated March 11, 2010

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA LINEN TEXTILE INDUSTRY, LTD.

Date: March 11, 2010	By:	/s/ Gao Ren
Name: Gao Ren
Title: Chief Executive Officer